

Mail Stop 3561

May 16, 2017

Mr. Michael W. Upchurch
Chief Financial Officer
Kansas City Southern
427 West 12th Street
Kansas City, MO 64105

> **Re:** **Kansas City Southern**
> **Form 10-K for the year ended December 31, 2016**
> **Filed January 27, 2017**
> **File No. 001-04717**

Dear Mr. Upchurch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure